

Mail Stop 4628

April 19, 2018

<u>Via E-Mail</u>
Mark Voll
Chief Financial Officer
Aquantia Corp.
105 E. Tasman Dive
San Jose, CA 95134

      Re: **Aquantia Corp.**
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed March 7, 2018
             File No. 1-38270

Dear Mr. Voll:

We refer you to our comment letter dated March 30, 2018 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Joshua A. Kaufman, Esq.
        Cooley

        Amanda Ravitz
        Assistant Director